UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 333-226308

ZETA NETWORK GROUP

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor

New York, NY 10005

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

1-For-100 Reverse Share Split

As previously disclosed in a current report on Form 6-K dated January 22, 2026 of Zeta Network Group, a Cayman Islands company (the “Company”), on January 22, 2026, the shareholders of the Company approved, at the extraordinary general meeting of the shareholders of the Company, among other things, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split and share consolidation (the “Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-100, but in any case at a ratio of not less than one-for-five, at a date to be determined by the Board, with the exact ratio to be set at a whole number within this range, as determined by the Board in its sole discretion. The Board authorized and implemented the Share Consolidation at a ratio of one-for-100 on February 10, 2026. The Company filed the Eighth Amended and Restated Memorandum and Articles of Association (the “Eighth Amended M&A”) with the Cayman Islands General Registry office on February 11, 2026.

The foregoing description of the Eighth Amended M&A does not purport to be complete and is qualified in its entirety by reference to the full text of the Eighth Amended M&A, a copy of which is filed herewith as Exhibit 3.1 and incorporated herein by reference.

Upon the opening of the market on March 12, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a one-for-one hundred post-reverse split basis under the current symbol “ZNB” but with a new CUSIP number, G2287A142.

As a result of the Reverse Share Split and Share Consolidation, every 100 issued and outstanding Class A ordinary shares of the Company traded on Nasdaq will automatically, and without any action of the Company or any holder thereof, be combined, converted, and changed into one validly issued and non-assessable ordinary share. No fractional shares will be issued to any shareholder, and in lieu of issuing any such fractional shares, the fractional shares resulting from the Share Consolidation will be rounded up to the next whole share.

Except for the de minimis adjustments resulting from the treatment of fractional shares, the Share Consolidation will not have any dilutive effect on our shareholders, since each shareholder will hold the same percentage of our ordinary shares outstanding immediately following the Share Consolidation as such shareholder held immediately prior to the Share Consolidation.

The Share Consolidation is intended to avoid potential non-compliance with the rule requiring a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

A press release of the Company dated March 9, 2026, is also included as an exhibit to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
3.1	Eighth Amended and Restated Memorandum and Articles of Association.
99.1	Press Release, dated March 9, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 9, 2026

ZETA NETWORK GROUP

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer and Director

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